exhibit f

Letter to Shareholders Regarding Extension of Expiration Date

FORUM CRE INCOME FUND

Class I Shares

IF YOU DO NOT WANT TO SELL YOUR CLASS I SHARES

AT THIS TIME, PLEASE DISREGARD THIS NOTICE.

THIS IS SOLELY A NOTIFICATION OF AN AMENDMENT TO THE FUND’S TENDER OFFER.

October 26, 2021

Dear Shareholders of Forum CRE Income Fund’s Class I Shares:

You recently received notice of an offer by the Forum CRE Income Fund (the “Fund”) to purchase shares of the Fund’s Class I Shares (“Shares”) from the shareholders of that class (“Offer”).

The Offer period began on October 15, 2021 and the Expiration Date was 11:59 P.M., Eastern Time, on November 15, 2021. Due to a short delay in mailing the Offer to shareholders, the Fund is extending the Expiration Date of the Offer to 11:59 P.M., Eastern Time, on November 22, 2021.

NO ACTION IS REQUIRED IF YOU DO NOT WISH TO TENDER ANY PORTION OF YOUR SHARES AT THIS TIME.

Should you wish to tender all or a portion of your Shares for purchase by the Fund during the Offer period, please refer to the Offer to Purchase and related documents previously mailed to you (the “Offering Documents”), but note that the Expiration Date is now 11:59 P.M., Eastern Time, on November 22, 2021.

Please note that the Fund has also eliminated the requirement that you maintain a minimum account balance of $25,000 following a partial tender of your Shares.

If you have any questions, please refer to the Offering Documents or call the Fund at 1-303-501-8804.

Sincerely,

Forum CRE Income Fund